SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

August 12, 2003

By Sedar Filing

Ontario Securities Commission
Commission des Valeurs Mobiliores du Quebec
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange


03029323

Dear Sirs:

RE: Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2003

Enclosed for your record are our Unaudited Consolidated Financial Statements for the Six Months ended June 30, 2003.

Please be informed that the same financial statements have been mailed to our shareholders on August 12, 2003.

Yours truly,
ALTAI RESOURCES INC.

"Maria Au" (signed)
Maria Au
Secretary-Treasurer

Encls.

COPY BY MAIL TO :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Standard & Poor's Corporation
Attn: Corporate Files Department
55 Water Street
New York, N.Y. 10041
U.S.A. (x 4)

Computershare Trust Company of Canada.
Attn: Ms. Shirley Yuen
100 University Avenue, 9th Floor,
Toronto, Ontario, Canada, M5J 2Y1

dlo 8/18

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

		June 30, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	46,129	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		6,090		1,827
		82,987		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		622,350		643,508
Interests in mining properties (Note 4)		1,007,261		1,007,172
Natural gas interest		1,449,564		1,370,104
Investment in technology projects		1		1
Capital assets		–		108
Total Assets	$	3,715,316	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 5)	$	24,030	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,231,232		9,147,232
Deficit		(5,539,946)		(5,513,587)
		3,691,286		3,633,645
Total liabilities and shareholders' equity	$	3,715,316	$	3,671,322

Approved on behalf of the Board

"Niyazi Kacira" (signed) Director *"Maria Au"* (signed) Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

	Three months ended June 30				Six months ended June 30			
		2003		2002		2003		2002
Revenue								
Investment and miscellaneous income	$	1,189	$	902	$	2,018	$	1,817
Interest earned on note receivable (Note 7)		–		56,139		53,195		111,661
		1,189		57,041		55,213		113,478
Expenses								
Administrative expenses		3,534		29,610		6,626		45,928
Provision for doubtful accounts (Note 7)		–		56,139		53,195		111,661
Write down investment in technology projects		–		1,016		–		1,027
Prospecting and general		84		209		154		209
Amortization		54		286		108		572
		3,672		87,260		60,083		159,397
Net loss before share of net loss of equity investment		(2,483)		(30,219)		(4,870)		(45,919)
Share of net loss of equity investment		(211)		(22,688)		(21,489)		(38,838
Net loss		(2,694)		(52,907)		(26,359)		(84,757
Accumulated deficit, beginning of period		(5,537,252)		(5,428,863)		(5,513,587)		(5,397,01
Accumulated deficit, end of period	$	(5,539,946)	$	(5,481,770)	$	(5,539,946)	$	(5,481,77
Net loss per share (weighted average)	$	($0.000)	$	($0.002)	$	(0.001)	$	(0.00

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2003	**2002**	**2003**	**2002**
Operating activities				
Net loss	$ (2,694)	$ (52,907)	$ (26,359)	$ (84,757)
Items not affecting cash				
Share of net loss of equity investment	211	22,688	21,489	38,838
Write down investment in technology projects	–	1,016	–	1,027
Amortization	54	286	108	572
Decrease (increase) accounts receivable	706	4,546	(4,261)	14,248
Increase (decrease) in accounts payable	1,897	(3,663)	(13,647)	2,126
Cash used in operating activities	174	(28,034)	(22,670)	(27,946)
Investing activities				
Deferred exploration expenditures	(89)	(700)	(89)	(700)
Natural gas interest	(34,958)	(9,878)	(79,460)	(13,537)
Investment in technology projects	–	(1,016)	–	(1,027)
Investment in subsidiaries	(292)	(9,327)	(333)	26,788
Cash provided by (used in) investing activities	(35,339)	(20,921)	(79,882)	11,524
Financing activities				
Issue of shares	6,000	1,950	84,000	1,950
Cash provided by financing activities	6,000	1,950	84,000	1,950
Change in cash	(29,165)	(47,005)	(18,552)	(14,472)
Cash, beginning of period	75,294	136,848	64,681	104,315
Cash, end of period	$ 46,129	$ 89,843	$ 46,129	$ 89,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at June 30, 2003 had a market value of $120,684 (December 31, 2002–$108,122).

3. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at June 30, 2003, Crew has not yet put the property into production.

4. Interest in mining properties

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property	$	283,711	$	–	$	283,711
Expenditure		723,461		–		723,461
Other Properties						
Property	$	–	$	89	$	89
Expenditure		–		–		–
	$	1,007,172	$	89	$	1,007,261

5. Accounts payable

Accounts payable includes $20,865 payable to an officer of the Company.

6. Share capital

Authorized
An unlimited number of common shares of no par value

Issued		**No. of shares**		**Amount**
Issued at December 31, 2002		22,933,554	$	9,147,232
Issued for cash	- exercise of option	90,000		9,000
	- private placement	750,000		75,000
Issued at June 30, 2003		23,773,554	$	9,231,232

a) On June 30, 2003, there were 2,036,000 option shares outstanding, with 303,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,733,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.35 per share and with expiry dates ranging from July 3, 2003 to June 17, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

b) At June 30, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At June 30, 2003, there were 219,667 escrowed common shares outstanding.

7. Interest earned on note receivable and provision for doubtful accounts

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 3) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times the note amount, and that has been reached in March 2003.

8. Related party transactions

Consulting services were provided by officers. Fees for such services amounted to $22,400. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($13,400).

MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER REPORT TO JUNE 30, 2003

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

On June 18, 2003, Altai's Board of Directors has elected Michael Hitch as a director of the Company.

Mr. Hitch is currently Senior Mining Analyst of Octagon Capital Corporation of Toronto, Ontario. He has a M.Sc. degree from University of Ottawa in the Department of Geology and is currently a Ph.D. candidate in the University of Waterloo. In the past 19 years, he has held various positions including being vice presidents in various major and junior mining companies in North America and senior mining analyst and corporate finance vice president/partner positions in many Canadian securities firms.

The Company considers Mr. Hitch as a valuable addition to the Board with his wide experience in mineral exploration and mining projects analysis in both the mining industry and the brokerage/financial business.

Lac St. Pierre Gas and Gas Storage Project

The Company has now received from an independent consultant an analysis of additional deep seismic data on its Lac St. Pierre gas and gas storage property in Quebec.

The analysis indicates that the primary target zone, a collapse zone at the top of Trenton formation of Ordovician age, averages 1.5 kilometers wide and extends for about 30 kilometers within the permit area. This is about 60% larger than the originally assessed target size referred to in the Company's press release dated April 23, 2002. Based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumptions based on comparability with known deposits of similar type), the consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer of closure (traps) in the primary target. Only future drilling, however, will confirm the presence of traps and the amount of gas in them. The secondary deep targets (beneath the primary target zone) are Beekmantown dolomites and Potsdam sandstones which carry gas and oil elsewhere in the Appalachians. The primary aim of the project is to develop the property into gas storage facilities after the production of gas. Gas storage will provide cash flows for much longer term.

The Company and its minority joint venture partner are pursuing efforts for off balance sheet financing for this project. Drilling of the deep target and four of the twenty-three shallow targets (of which two have been drilled to date with gas discovery) will start in early 2004 subject to the completion of financing.

LIQUIDITY

The Company is debt free.

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

BC FORM 51.901F
ALTAI RESOURCES INC.
SECOND QUARTER REPORT TO JUNE 30, 2003

Issuer Details

Name of Issuer:	Altai Resources Inc.	Telephone :	416 383-1328
For Quarter Ended :	June 30, 2003	Fax :	416 383-1686
Date of Report :	August 12, 2003	E-Mail :	altai@arex.com
Address :	111 Lynedock Crescent	Web Site :	www.altairesources.com
	Toronto, Ontario, Canada, M3A 2A7	Contact :	Maria Au, Secretary-Treasurer (Telephone: 416 383-1328, Email: altai@arex.com)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Niyazi Kacira" (signed)	**Niyazi Kacira, Director**	August 12, 2003
"Maria Au" (signed)	**Maria Au, Director**	August 12, 2003

SCHEDULE B : SUPPLEMENTARY INFORMATION
SECOND QUARTER REPORT TO JUNE 30, 2003

Directors :
Dr. Niyazi Kacira
Maria Au
Dr. Didier Pomerleau
Dr. K. Sethu Raman
Michael Hitch (Nominee)

Officers :
Dr. Niyazi Kacira – President and CEO
Maria Au – Secretary-Treasurer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2003

		June 30, 2003 (Unaudited)		December 31, 2002 (Audited)
ASSETS				
Current				
Cash	$	46,129	$	64,681
Marketable securities (Note 2)		30,768		30,768
Accounts receivable		6,090		1,827
		82,987		97,276
Share Investment		6,250		6,250
Note receivable		546,903		546,903
Investment in subsidiaries (Note 3)		622,350		643,508
Interests in mining properties (Note 4)		1,007,261		1,007,172
Natural gas interest		1,449,564		1,370,104
Investment in technology projects		1		1
Capital assets		–		108
Total Assets	$	3,715,316	$	3,671,322
LIABILITIES				
Current				
Accounts payable (Note 5)	$	24,030	$	37,677
SHAREHOLDERS' EQUITY				
Share capital (Note 6)		9,231,232		9,147,232
Deficit		(5,539,946)		(5,513,587)
		3,691,286		3,633,645
Total liabilities and shareholders' equity	$	3,715,316	$	3,671,322

Approved on behalf of the Board

"Niyazi Kacira" (signed) Director *"Maria Au"* (signed) Director

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

	Three months ended June 30				Six months ended June 30			
		2003		2002		2003		2002
Revenue								
Investment and miscellaneous income	$	1,189	$	902	$	2,018	$	1,817
Interest earned on note receivable (Note 7)		–		56,139		53,195		111,661
		1,189		57,041		55,213		113,478
Expenses								
Administrative expenses		3,534		29,610		6,626		45,928
Provision for doubtful accounts (Note 7)		–		56,139		53,195		111,661
Write down investment in technology projects		–		1,016		–		1,027
Prospecting and general		84		209		154		209
Amortization		54		286		108		572
		3,672		87,260		60,083		159,397
Net loss before share of net loss of equity investment		(2,483)		(30,219)		(4,870)		(45,919)
Share of net loss of equity investment		(211)		(22,688)		(21,489)		(38,838)
Net loss		(2,694)		(52,907)		(26,359)		(84,757)
Accumulated deficit, beginning of period		(5,537,252)		(5,428,863)		(5,513,587)		(5,397,013)
Accumulated deficit, end of period	$	(5,539,946)	$	(5,481,770)	$	(5,539,946)	$	(5,481,770)
Net loss per share (weighted average)	$	($0.000)	$	($0.002)	$	(0.001)	$	(0.004)

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2003	**2002**	**2003**	**2002**
Operating activities				
Net loss	$ (2,694)	$ (52,907)	$ (26,359)	$ (84,757)
Items not affecting cash				
Share of net loss of equity investment	211	22,688	21,489	38,838
Write down investment in technology projects	–	1,016	–	1,027
Amortization	54	286	108	572
Decrease (increase) accounts receivable	706	4,546	(4,261)	14,248
Increase (decrease) in accounts payable	1,897	(3,663)	(13,647)	2,126
Cash used in operating activities	174	(28,034)	(22,670)	(27,946)
Investing activities				
Deferred exploration expenditures	(89)	(700)	(89)	(700)
Natural gas interest	(34,958)	(9,878)	(79,460)	(13,537)
Investment in technology projects	–	(1,016)	–	(1,027)
Investment in subsidiaries	(292)	(9,327)	(333)	26,788
Cash provided by (used in) investing activities	(35,339)	(20,921)	(79,882)	11,524
Financing activities				
Issue of shares	6,000	1,950	84,000	1,950
Cash provided by financing activities	6,000	1,950	84,000	1,950
Change in cash	(29,165)	(47,005)	(18,552)	(14,472)
Cash, beginning of period	75,294	136,848	64,681	104,315
Cash, end of period	$ 46,129	$ 89,843	$ 46,129	$ 89,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003

1. Basis of presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at June 30, 2003 had a market value of $120,684 (December 31, 2002–$108,122).

3. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property, Mabulao copper-gold property, Samar gold property and Bulan gold property.

Since September 1998 Crew Development Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at June 30, 2003, Crew has not yet put the property into production.

4. **Interest in mining properties**

		Balance, Beginning of Year		Expenditure		Balance, End of Period
Malartic Township, Quebec						
Property	$	283,711	$	–	$	283,711
Expenditure		723,461		–		723,461
Other Properties						
Property	$	–	$	89	$	89
Expenditure		–		–		–
	$	1,007,172	$	89	$	1,007,261

5. **Accounts payable**

Accounts payable includes $20,865 payable to an officer of the Company.

6. **Share capital**

Authorized
An unlimited number of common shares of no par value

Issued	**No. of shares**		**Amount**
Issued at December 31, 2002	22,933,554	$	9,147,232
Issued for cash - exercise of option	90,000		9,000
- private placement	750,000		75,000
Issued at June 30, 2003	23,773,554	$	9,231,232

a) On June 30, 2003, there were 2,036,000 option shares outstanding, with 303,000 option shares granted under the former 1987 and 1996 Stock Option Plans and 1,733,000 option shares granted under the existing 2002 Stock Option Plan, at prices ranging from $0.10 to $0.35 per share and with expiry dates ranging from July 3, 2003 to June 17, 2008.

The prices of all share options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

b) At June 30, 2003, there were 1,235,000 share purchase warrants outstanding. Each warrant allows the warrant holder to purchase one common share of the Company at $0.15 per share on or before October 9, 2003.

c) At June 30, 2003, there were 219,667 escrowed common shares outstanding.

7. **Interest earned on note receivable and provision for doubtful accounts**

A provision for doubtful accounts has been made for the annual interest income of the note receivable from Altai Philippines as it has to date been unable to generate operating income (see Note 3) and accordingly has been unable to meet its interest obligations to the Company.

The note plus total interest is capped at three times the note amount, and that has been reached in March 2003.

8. **Related party transactions**

Consulting services were provided by officers. Fees for such services amounted to $22,400. These fees have been allocated to administrative expenses ($9,000) and investment in subsidiaries and resource properties ($13,400).

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
SECOND QUARTER REPORT TO JUNE 30, 2003

OPERATIONS AND PROJECTS

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

On June 18, 2003, Altai's Board of Directors has elected Michael Hitch as a director of the Company.

Mr. Hitch is currently Senior Mining Analyst of Octagon Capital Corporation of Toronto, Ontario. He has a M.Sc. degree from University of Ottawa in the Department of Geology and is currently a Ph.D. candidate in the University of Waterloo. In the past 19 years, he has held various positions including being vice presidents in various major and junior mining companies in North America and senior mining analyst and corporate finance vice president/partner positions in many Canadian securities firms.

The Company considers Mr. Hitch as a valuable addition to the Board with his wide experience in mineral exploration and mining projects analysis in both the mining industry and the brokerage/financial business.

Lac St. Pierre Gas and Gas Storage Project

The Company has now received from an independent consultant an analysis of additional deep seismic data on its Lac St. Pierre gas and gas storage property in Quebec.

The analysis indicates that the primary target zone, a collapse zone at the top of Trenton formation of Ordovician age, averages 1.5 kilometers wide and extends for about 30 kilometers within the permit area. This is about 60% larger than the originally assessed target size referred to in the Company's press release dated April 23, 2002. Based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumptions based on comparability with known deposits of similar type), the consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer of closure (traps) in the primary target. Only future drilling, however, will confirm the presence of traps and the amount of gas in them. The secondary deep targets (beneath the primary target zone) are Beekmantown dolomites and Potsdam sandstones which carry gas and oil elsewhere in the Appalachians. The primary aim of the project is to develop the property into gas storage facilities after the production of gas. Gas storage will provide cash flows for much longer term.

The Company and its minority joint venture partner are pursuing efforts for off balance sheet financing for this project. Drilling of the deep target and four of the twenty-three shallow targets (of which two have been drilled to date with gas discovery) will start in early 2004 subject to the completion of financing.

LIQUIDITY

The Company is debt free.

At03q2bc



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

August 12, 2003

By Fax

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Option

At its August 11, 2003 meeting, the Board of Directors of Altai has granted Maria Au, an officer of the Corporation, a stock option of 30,000 shares at the exercise price of $0.10 per share at the terms and conditions of our 2002 Stock Option Plan and expiring on August 10, 2008. The $0.10 option exercise price of this stock option is the same as the last closing market price of $0.10 (August 8, 2003) before the stock option grant and is the minimum option price permitted by the TSX Venture Exchange. Completed Form 4G for this option will be forwarded to you after the month end.

Including the above stock option grant, Altai's number of outstanding stock option shares is 1,783,000 shares, leaving 300,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,
ALTAI RESOURCES INC.



Maria Au
Secretary-Treasurer

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
United States Securities & Exchange Commission - Attn: Office of International Corporate Finance (By Mail)